GMO TRUST

Supplement dated April 1, 2009 to
GMO Trust Prospectus dated June 30, 2008, as revised April 1, 2009 and
GMO Trust Statement of Additional Information dated June 30, 2008, as revised April 1, 2009

GMO U.S. Quality Equity Fund (to be renamed GMO Quality Fund)

The Board of Trustees of GMO Trust has approved a change to the name of Fund from “GMO U.S. Quality Equity Fund” to “GMO Quality Fund.”  The name change will be effective June 1, 2009.  In conjunction with the name change, effective June 1, 2009, the Fund will no longer be bound by its policy to invest at least 80% of its assets in equity investments tied economically to the U.S. (the Fund’s “Name Policy”).  For more information about the Fund’s Name Policy, see “Name Policies” on page 97 of the Prospectus and Non-Fundamental Restriction (5) in “Investment Restrictions – Non-Fundamental Restrictions” in the Statement of Additional Information.

Until June 1, 2009, all references to “GMO Quality Fund” in the Prospectus and Statement of Additional Information will be deemed to be references to “GMO U.S. Quality Equity Fund” and the description of the Fund on page 6 of the Prospectus is replaced with the following:

Investment objective
High total return. The Fund seeks to achieve its objective by outperforming its benchmark.

Principal investment strategies

The Fund typically makes equity investments in companies that issue stocks included in the S&P 500 Index, a U.S. stock index, and in companies with similar market capitalizations. Under normal circumstances, the Fund invests at least 80% of its assets in equity investments tied economically to the U.S. The Fund may hold fewer than 100 stocks.

The Manager uses proprietary models to evaluate an issuer’s quality based on several factors, including, but not limited to, expected earnings volatility (as measured by the volatility of profitability), profits (return on equity), and operational and financial leverage (fixed operating costs and total outstanding debt, each in relation to equity).

The Manager also uses proprietary quantitative models to identify stocks it believes are undervalued (generally, stocks trading at prices below what the Manager believes to be their fundamental value) and/or stocks it believes have improving fundamentals. In addition, the Manager may, from time to time, employ fundamental investment techniques in selecting stocks for the Fund’s portfolio. The Manager also uses proprietary techniques to adjust the portfolio for other factors such as position size, industry and sector weights, and market capitalization. The factors considered and models used by the Manager may change over time.

The Fund reserves the right to make tactical allocations of up to 20% of its net assets to investments in cash and other high quality investments. In pursuing its investment objective, the Fund may (but is not obligated to) use a wide variety of exchange-traded and over-the-counter derivatives, including options, futures, and swap contracts, to (i) hedge equity exposure; (ii) replace direct investing (e.g., creating investment exposure through the use of futures contracts or other types of derivatives); and/or (iii) manage risk by implementing shifts in investment exposure.

Investment Universe and Benchmark

As of May 31, 2008, the market capitalization of companies that issue stocks included in the S&P 500 Index ranged from approximately $900 million to $474.9 billion.

The Fund’s benchmark is the S&P 500 Index, an index of  large capitalization U.S. stocks independently maintained and published by Standard & Poor’s. On an annualized basis, the Fund seeks to outperform its benchmark by 3%, net of fees, over a complete market cycle.

Principal risks of investing in the Fund
The value of the Fund’s shares changes with the value of the Fund’s investments. Many factors can affect this value, and you may lose money by investing in the Fund. Following is a brief summary of the principal risks of an investment in the Fund. For a more complete discussion of these risks, see “Description of Principal Risks.”

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Market Risk – Equity Securities – Equity securities may decline in value due to factors affecting the issuing companies, their industries, or the economy and equity markets generally. The Fund does not attempt to time the market. As a result, declines in stock market prices in general over short or extended periods can result in declines in the value of the Fund’s investments.

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Non-Diversification Risk – The Fund is a non-diversified investment company, which means it is allowed to invest in securities of a relatively small number of companies. Because the Fund may invest a greater percentage of its assets in the securities of a single issuer than if it were diversified, a decline in the market value of a particular security held by the Fund may affect the Fund’s performance more than if the Fund were diversified.

Other principal risks of an investment in the Fund include Focused Investment Risk (increased risk from the Fund’s focusing investments in a limited number of companies or in industries with high positive correlations to one another), Market Risk – Value Securities (risk that the market may not recognize the value of securities purchased by the Fund, causing their prices to decline or fail to deliver the return the Manager anticipates), Derivatives Risk (use of derivatives by the Fund may involve risks different from, or potentially greater than, risks associated with direct investments in securities and other investments by the Fund), and Credit and Counterparty Risk (risk of default of an issuer of a portfolio security, a derivatives counterparty, or a borrower of the Fund’s securities).